                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (RULE 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b),(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b).
                           (AMENDMENT NO. _________)*


                                e-centives, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                   Common Stock, USD 0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    26830H103
        -----------------------------------------------------------------
                                 (CUSIP Number)


                                 October 3, 2000
        -----------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ]    Rule 13d-1(b)

        [ ]    Rule 13d-1(c)

        [X]    Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G


--------------------------------          -----------------------------------
 CUSIP No. 26830H103                       Page    2     of     7     Pages
          ---------------------                 --------    ---------
--------------------------------          -----------------------------------

---------------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Peter Friedli
---------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                           (a) [ ]
                                                                                                      (b) [ ]


---------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY


---------------------------------------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION

        Switzerland

---------------------------------------------------------------------------------------------------------------
                        5     SOLE VOTING POWER
                              339,608
      NUMBER OF
        SHARES          ---------------------------------------------------------------------------------------
     BENEFICIALLY       6     SHARED VOTING POWER
       OWNED BY               4,894,733
         EACH
      REPORTING         ---------------------------------------------------------------------------------------
        PERSON          7     SOLE DISPOSITIVE POWER
        WITH:                 339,608

                        ---------------------------------------------------------------------------------------
                        8     SHARED DISPOSITIVE POWER
                              4,894,733

---------------------------------------------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        5,234,341

---------------------------------------------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                                                      [ ]

---------------------------------------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        34.5%

---------------------------------------------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        IN

---------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13G


--------------------------------          -----------------------------------
 CUSIP No. 26830H103                       Page    3     of     7     Pages
          ---------------------                 --------    ---------
--------------------------------          -----------------------------------

---------------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Venturetec, Inc.


---------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                           (a) [ ]
                                                                                                      (b) [ ]


---------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY


---------------------------------------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION


        British Virgin Islands

---------------------------------------------------------------------------------------------------------------
                        5     SOLE VOTING POWER
                              0
      NUMBER OF
        SHARES          ---------------------------------------------------------------------------------------
     BENEFICIALLY       6     SHARED VOTING POWER
       OWNED BY               3,696,080
         EACH
      REPORTING         ---------------------------------------------------------------------------------------
        PERSON          7     SOLE DISPOSITIVE POWER
        WITH:                 0

                        ---------------------------------------------------------------------------------------
                        8     SHARED DISPOSITIVE POWER
                              3,696,080

---------------------------------------------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,696,080

---------------------------------------------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                                                      [ ]

---------------------------------------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        24.4%

---------------------------------------------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        CO

---------------------------------------------------------------------------------------------------------------

--------------------------------          -----------------------------------
 CUSIP No. 26830H103                       Page    4     of     7     Pages
          ---------------------                 --------    ---------
--------------------------------          -----------------------------------

                                  SCHEDULE 13G


Item 1(a)      Name of Issuer:      e-centives, Inc.
---------      --------------


      (b)      Address of Issuer's Principal Executive Offices:  6901 Rockledge Drive, 7th Floor
               -----------------------------------------------   Bethesda, MD 20817




Item 2(a):     Name of Persons Filing:   (i)  Peter Friedli
---------      ----------------------    (ii) Venturetec, Inc.



      (b)      Address of Principal Business Office or, if none, Residence:(i)  c/o Friedli Corporate Finance AG
               -----------------------------------------------------------      Freigutstrasse 5
                                                                                Zurich, Switzerland


8002

                                                                           (ii) c/o Friedli Corporate Finance AG
                                                                                Freigutstrasse 5
                                                                                Zurich, Switzerland 8002


      (c)      Citizenship:  (i) Peter Friedli - Citizen of Switzerland
               ------------  (ii) Venturetec, Inc. - British Virgin Islands


      (d)      Title of Class of Securities:       Common Stock, USD 0.01 par value per share
               ----------------------------



      (e)      CUSIP Number:     26830H103
               ------------



Item 3:        Capacity in Which Person is Filing if Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b):
------         -----------------------------------------------------------------------------------------------

               Not Applicable.

--------------------------------          -----------------------------------
 CUSIP No. 26830H103                       Page    5     of     7     Pages
          ---------------------                 --------    ---------
--------------------------------          -----------------------------------

                                  SCHEDULE 13G


Item 4:        Ownership:
------         ---------

               As of December 31, 2000:

               (a) (i)Peter Friedli - Amount Beneficially Owned: 5,234,341

                      (b)    Percent of class:     34.5%

                      (c)    Number of shares to which such person has:

                      (i)    Sole power to vote or to direct the vote:  339,608

                      (ii)   Shared power to vote or to direct the vote:4,894,733

                      (iii)  Sole power to dispose or to direct the disposition of:    339,608

                      (iv)   Shared power to dispose or to direct the disposition of:  4,894,733

               (a) (ii)      Venturetec, Inc. - Amount Beneficially Owned:      3,696,080

                      (b)    Percent of class:     24.4%

                      (c)    Number of shares to which such person has:

                      (i)    Sole power to vote or to direct the vote:  None

                      (ii)   Shared power to vote or to direct the vote:3,696,080

                      (iii)  Sole power to dispose or to direct the disposition of:    None

                      (iv)   Shared power to dispose or to direct the disposition of:  3,696,080

Item 5:        Ownership of Five Percent or Less of Class:       Not applicable.
------         ------------------------------------------

Item 6:        Ownership of More than Five Percent on Behalf of Another Person:
    The 5,324,341 shares beneficially owned by Mr. Friedli include 30,000 shares issuable upon exercise of vested stock options and 110,000 shares issuable upon exercise of warrants to purchase held by Mr. Friedli individually, as well as shares of common stock and common stock underlying warrants held by entities over which Mr. Friedli has control, as follows: Joyce, Ltd. -- 235,000 shares of common stock; Pine Inc. -- 255,000 shares of common stock, 20,000 warrant shares; Savetech, Inc. -- 165,383 shares of common stock; Spring Technology Corp. -- 177,520 shares of common stock and 200,000 warrant shares; Venturetec, Inc. -- 3,696,080 shares of common stock; and USVentech -- 145,750 shares of common stock. As investment advisor to these entities, Mr. Friedli shares voting and investment power with respect to these shares.

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 CUSIP No. 26830H103                       Page    6     of     7     Pages
          ---------------------                 --------    ---------
--------------------------------          -----------------------------------

                                  SCHEDULE 13G


Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
               Company:    Not applicable.


Item 8:        Identification and Classification of Members of the Group:
               Not applicable.


Item 9:        Notice of Dissolution of Group:  Not applicable.


Item 10:       Certification:  Not applicable.

--------------------------------          -----------------------------------
 CUSIP No. 26830H103                       Page    7     of     7     Pages
          ---------------------                 --------    ---------
--------------------------------          -----------------------------------

                                  SCHEDULE 13G



                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      Date:  February 14, 2001



                                      By:       /s/ Peter Friedli
                                         ---------------------------------------
                                                    Peter Friedli



                                      Venturetec, Inc.:


                                      By:        /s/ Peter Friedli
                                         ---------------------------------------
                                                     Peter Friedli, President